EXHIBIT 99.1

LEADING INDEPENDENT PROXY ADVISORY FIRMS ISS AND GLASS LEWIS RECOMMEND AMERICAS GOLD

AND SILVER CORPORATION SHAREHOLDERS VOTE FOR ALL RESOLUTIONS IN CONNECTION WITH ITS

PROPOSED ACQUISITION OF THE REMAINING 40% INTEREST IN THE GALENA COMPLEX

TORONTO, ONTARIO – December 11, 2024 – Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”) is pleased to announce that leading independent proxy advisory firms, Institutional Shareholder Services ("ISS") and Glass Lewis & Co., LLC (“Glass Lewis”), have both released reports recommending that Americas shareholders ("Shareholders") vote in favour of all resolutions in connections with its previously announced proposed acquisition of the remaining 40% interest in the Galena Complex (“the Acquisition”).

ISS and Glass Lewis are leading independent corporate governance analysis and proxy advisory firms that provide proxy voting recommendations to institutional shareholders. The independent recommendations of each of ISS and Glass Lewis are intended to assist their shareholder subscribers in making choices regarding proxy voting decisions.

The Acquisition details are outlined in Americas Notice of Meeting, Information Circular dated November 7, 2024 and form of proxy (collectively, the “Meeting Materials”) prepared in respect of the upcoming special meeting of the Shareholders to be held on December 17, 2024 at 10:00 a.m. (Eastern Time) (the “Meeting”). Shareholders are encouraged to vote in advance of the Meeting, in accordance with the instructions set forth in the form of proxy or voting instruction form and in the Information Circular to ensure their vote is received prior to the proxy voting cut off on December 13, 2024, at 10:00 a.m. (Eastern Time).

Shareholders can obtain a copy of the Meeting Material under the Company's profile on SEDAR+ or by contacting the Company’s proxy solicitor, Carson Proxy Advisors, at 1-800-530-5189 or 416-751-2066 or by email at info@carsonproxy.com. The Company is encouraging Shareholders impacted by the Canada Post labour strike to access the Meeting Materials electronically as noted above and to contact their broker or financial intermediary for instructions on how to vote.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America.  The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA.    The Company also owns the San Felipe development project in Sonora, Mexico.  For further information, please see SEDAR+ or www.americas-gold.com.

For more information:

Stefan Axell

VP, Corporate Development & Communications

Americas Gold and Silver Corporation

416-874-1708